INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, WI 53233

August 6, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Division of Investment Management
Washington, D.C. 20549

Re:	Investment Managers Series Trust (the “Trust”) (CIK: 0001318342)
Post-Effective Amendment No. 182 to the Trust’s Registration Statement
(Accession No. 0001398344-11-002346)
File Nos. 333-122901 and 811-21719 on behalf of the Miller Tabak Merger Arbitrage and Event Driven Fund

To the Commission:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Trust hereby requests the withdrawal of its Post-Effective Amendment (“PEA”) No. 182 under the Act and Amendment No. 189 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A together with all exhibits filed therewith (EDGAR Submission Type 485APOS/Accession No. 0001398344-11-002346) (the “Amendment”).

The Amendment was filed electronically with the Securities and Exchange Commission via EDGAR on October 14, 2011 in order to register a new series of the Trust and is being withdrawn because the Trust has decided not to offer this series at this time.  The Amendment was initially scheduled to become effective on December 27, 2011 and subsequently extended under several delaying amendments with the last delaying amendment being PEA No. 272 filed on July 30, 2012.  No securities have been issued or sold in connection with this registration.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this request, please do not hesitate to contact the undersigned at (626) 914-1041.

Thank you for your assistance in this matter.

Sincerely,

/s/ Rita Dam

Rita Dam
Treasurer